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                                                                   Exhibit 20.1

FOR IMMEDIATE RELEASE


                 COLOR SPOT'S VUKELICH AND BOARD OF DIRECTORS
             NAME NEW CEO, CFO TO BOLSTER SENIOR MANAGEMENT TEAM

         FOUNDER TO CONTINUE IN COMPANY LEADERSHIP AS BOARD CHAIRMAN

PLEASANT HILL, CA. - JUNE 11, 1999 - Michael F. Vukelich, Chairman of the Board of Color Spot Nurseries, Inc. today announced the appointment of Richard Parker as Chief Executive Officer of the Company. Mr. Vukelich will continue to serve as Chairman of the Board of Directors.

Mr. Vukelich said, "In the past year, Color Spot has focused on several key initiatives to strengthen our business - assembling a team of outstanding managers, improving our operations, leveraging our leading market position and strengthening our financial performance. We have made great strides in all of these areas, and we are now well positioned to enhance further Color Spot's unique position of leadership in the wholesale nursery business. With the Company strong and poised for the future, this is the right time to make changes in our senior management.

"It is with great personal enthusiasm," he continued, "that I welcome Dick Parker as our new Chief Executive Officer. Color Spot is extremely fortunate to have an experienced, skilled and dynamic executive of Dick Parker's high caliber assume this position. I look forward to working closely with Dick, Raju Boligala, our President and COO, and the entire senior management team of the Company in continuing the tradition of quality and customer service that has been Color Spot's trademark since I founded the Company in 1983."

Mr. Vukelich also announced the appointment of Joseph O'Neill, 41, as Executive Vice President, Administration, and Chief Financial Officer of Color Spot. Carlos Plaza, currently CFO, will continue within the finance organization and report to Mr. O'Neill.

Mr. Parker said, "Thanks to the vision and the stewardship of Michael Vukelich, Color Spot has unlimited potential to continue to serve its customers and grow with them while further leveraging its strong fundamentals to consolidate the nursery industry. I am enthusiastic about becoming part of the management team that is going to realize that potential."

Mr. Parker, 58, has served as President and Chief Operating Officer of ABTCo since August 1998. He has been with the Neenah, Wisconsin-based building products manufacturer since its inception in 1992, serving first as Executive Vice President of the Hardboard/Plastics Division and later as Executive Vice President of the Interior Products Group. ABTCo is a major producer of specialty building products such as

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interior paneling and mouldings and exterior siding and accessories.  Mr.
Parker holds a BA in botany from Depauw University and a BS in forestry from the University of Michigan.

Mr. O'Neill, 41, has served as Vice President, Finance, and Chief Financial Officer of ABTCo since January 1998. He also joined the company at its inception in 1992, serving first as Controller and later as Vice President, Finance-Controller. Through his tenure at the building products company with Mr. Parker, he has had extensive exposure to Color Spot's customer base. Mr. O'Neill holds a BA in accounting from the State University of New York. He is a Certified Public Accountant.

Color Spot is the largest wholesale nursery in the United States, based on revenue and greenhouse square footage. The Company provides a wide assortment of high-quality plants as well as extensive merchandising services to leading home centers and mass merchants and leading independent garden centers. The Company distributes product to over 850 retail and commercial customers, representing more than 8,000 locations, primarily in the western and southwestern regions of the United States.

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CONTACT:  John Burke
          Robinson Lerer & Montgomery
          (212) 484-7541